Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: May 24, 2018

THOMSON REUTERS STREETEVENTS

# EDITED TRANSCRIPT

UTX - United Technologies Corp at Electrical Products Group Conference

EVENT DATE/TIME: MAY 22, 2018 / 3:30PM GMT

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 22, 2018 / 3:30PM, UTX - United Technologies Corp at Electrical Products Group Conference

C O R P O R A T E   P A R T I C I P A N  T S

Gregory J. Hayes United Technologies Corporation - Chairman & CEO

C O N F E R E N C E   C A L L  P A R T  I C I P A N T S

Charles Stephen Tusa JP Morgan Chase & Co, Research Division - MD

Clifford F. Ransom Ransom Research, Inc. - Founder and President

Jeffrey Todd Sprague Vertical Research Partners, LLC - Founder and Managing Partner

Julian C.H. Mitchell Barclays Bank PLC, Research Division - Research Analyst

Nigel Edward Coe Wolfe Research, LLC - MD & Senior Research Analyst

Robert Paul McCarthy Stifel, Nicolaus & Company, Incorporated, Research Division - MD & Senior Analyst

P R E S E N T A T I O N

Julian C.H. Mitchell - Barclays Bank PLC, Research Division - Research Analyst

Okay. So if everyone could take their seats please so we’re on time. Next up, we have UTX. We’ll see how appropriate the name United Technologies is at next year’s EPG, but for now at least everything’s intact. And so please welcome, Greg Hayes, Chairman and CEO.

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

All right. Well, thanks, Julian, and good morning, everyone. It’s always nice to be back here in Longboat Key. It’s better than Connecticut. Just a couple of slides I’m going to go through. But before we get there, as always the disclaimer. You guys have seen that. I’m not going to go through it. Just to recall that actual results may differ materially from those projected.

Okay. Just real quickly, just a refresher on the UTX portfolio as it looks today. And I say today for a couple of reasons, one of which, of course, is the pending acquisition of Rockwell Collins will add significantly to the aerospace portion of the portfolio here. And we would expect Rockwell will close here in the next month or two. And again, regulatory process is proceeding. We’re just waiting for a couple of jurisdictions.

* * *

Intelligent aircraft services. This is the effort of our Aerospace Systems business. Again, it’s about connecting systems on airplanes to provide diagnostic health maintenance so that parts are where they need to be when a plane needs them. And again, the key rationale behind the Rockwell Collins acquisition is the ability to link all of these systems together and give us the ability to serve the customers and have a much better value proposition in the aftermarket.

* * *

Charles Stephen Tusa - JP Morgan Chase & Co, Research Division - MD

And then just a follow-up now that we’re so close to Collins closing. Any further thoughts on kind of the upside available as you’re looking at that because I think that’s not something that’s being factored into the price right now?

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

No. So I think Rockwell today, we were fortunate to actually strike a deal last year before tax reform. So as you look at Rockwell today, the numbers look dramatically better just from a return on invested capital than they did even 6 months ago. There’s also, I think, a better understanding of synergies. We’ve targeted a minimum of $500 million of net synergies. I would tell you, the team is on track to get significantly in excess of that. We’ll see what happens. There’s a lot of work yet to do. It’s never simple bringing 2 big successful businesses together. And you’d never want to lose the secret sauce that made these individual businesses successful. So work to do. There will be, as we saw with the Goodrich acquisition, more synergies, I think, over time than what we expected. We still take cost down every day in the Goodrich and legacy Hamilton Sundstrand businesses. We don’t count them as synergies anymore. But again, it’s just the nature of what that whole team does.

MAY 22, 2018 / 3:30PM, UTX - United Technologies Corp at Electrical Products Group Conference

Robert Paul McCarthy - Stifel, Nicolaus & Company, Incorporated, Research Division - MD & Senior Analyst

Following up on Rockwell Collins, in particular. What are some of - drilling down to that point, getting through close, what are like the 4 or 5 things you’re most focused on to really underwrite and execute on those synergies? Is there some specific things around rooftops or stuff that you get at close versus the public information in the marketplace that you really want to get a better handle on so you can articulate and underwrite the upside case?

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

Obviously, the key to this deal going forward is not just those costs that we’re going to take out because I think we’ve got a pretty good handle on that. I mean, it’s pretty simple. We have been working with the Rockwell team and with third parties to help us understand. What I’m most interested in, I think post-close, is the revenue synergy opportunity that we haven’t really quantified yet. As you think about this whole idea of this connected airplane and the gaping hole in the Aerospace Systems portfolio has been the cockpit. All of a sudden now you’re going to have cockpit controls. You’re going to have displays. You’ve got the ACAR System. You’re going to have the ability to create tremendous value for customers by taking data through the data buses that Rockwell has and transferring that real-time down to the ground. I don’t know what that’s going to be worth in terms of dollars per se, but we know it’s a huge opportunity. And we’re already working with airlines and trying to figure out ways that we can do that. Again, not much we can do until we close. But I would say that will be the priority in the 6 months after close beyond the cost side.

* * *

Nigel Edward Coe - Wolfe Research, LLC - MD & Senior Research Analyst

Okay. And then asking Rob’s question in a different way about Collins, the integration and execution on that. Any lessons from Goodrich that maybe could - maybe in execution that could have been better in certain aspects that maybe help de-risk Collins in some regards?

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

Yes. Look, I think the problem with any integration is it all involves people, right? So if you think about where do the cost synergies come? We’re not going to be closing factories just because there’s not that much overlap, but it comes down to people. So the faster you can tell people what they’re going to be doing or not doing the better off you are. And so as Kelly Ortberg and Dave has started to work through these integration plans, putting the organization out there quickly. And we’re ready to go with that. Knowing who is going to be in each of the spots, not just at the top, but all throughout each organization is imperative because you have to continue to drive deliveries for current products. You got to drive synergies. So I would tell you, it is getting the people in place quickly. And those people that are not going to have a long-term seat, they need to know that. I mean, you want to be fair to everybody in this process. And quite frankly, having lived through the Sundstrand merger myself back in ‘99 and not having a job, it becomes very unsettling to you. And I sympathize with all the people that go through this. So faster on the people side. And look, there’s no action that we took 2 years after the Goodrich deal close that we couldn’t have taken in the first year. And so again, we’re trying to do is we’re trying to move everything left in terms of the timing on these restructurings. Yes?

* * *

Julian C.H. Mitchell - Barclays Bank PLC, Research Division - Research Analyst

* * *

And then secondly, going back to the Collins acquisition, of that $500 million-plus synergies number, how confident are you that you can retain it and that the customers won’t end up getting back a lot of those synergies?

Gregory J. Hayes - United Technologies Corporation - Chairman & CEO

* * *

Back on to the Rockwell deal and the $500 million of synergies. We’ve always said that $500 million was net of anything that we would have to give back to the airlines. We have settled with Boeing on PFS 2. I won’t go into the specifics other than to say, we think we’ve met all of their expectations for what we need to do from a cost standpoint. And they have met our expectations in terms of what we can do to guarantee future volumes on their airplanes. So again, I think it was a win-win with Boeing. But let’s face it, cost pressure is continuous in aerospace just like it is on the commercial side of our business and probably more acute today on the narrow-body. We continue to work with Airbus to try and reduce costs. Obviously, the CSeries, the cost reduction will be paramount to Airbus. We need to work with them to try and figure out a solution there. But it’s just, it’s what we do, right? If you think about that Lean slide I showed up there, we take cost out every year. A piece of it goes to the bottom line, a piece of it goes to the customer.

* * *

MAY 22, 2018 / 3:30PM, UTX - United Technologies Corp at Electrical Products Group Conference

DISCLAIMER
Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

©2018, Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

©2018 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases, tax rates and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (4) future levels of indebtedness, including indebtedness expected to be incurred by United Technologies in connection with the posed Rockwell Collins merger, and capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition of Rockwell; (7) delays and disruption in delivery of materials and services from suppliers; (8) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax (including the recently enacted Tax Cuts and Jobs Act in the U.S.), environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of United Technologies and Rockwell Collins to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of United Technologies or Rockwell Collins to terminate the merger agreement, including on circumstances that might require Rockwell Collins to pay a termination fee of $695 million to United Technologies or $50 million of expense reimbursement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks related to Rockwell Collins and United Technologies being restricted in its operation of the business while the merger agreement is in effect; (21) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (22) risks associated with third party contracts containing consent and/or other provisions that may be triggered by United Technologies’ proposed acquisition of Rockwell Collins; (23) risks associated with merger-related litigation or appraisal proceedings; and (24) the ability of United Technologies and Rockwell Collins, or the combined company, to retain and hire key personnel. There can be no assurance that United Technologies’ proposed acquisition of Rockwell Collins or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed transaction, United Technologies has filed a registration statement on Form S-4 (File No. 333-220883), which includes a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The proxy statement/prospectus was declared effective by the SEC and is being mailed to Rockwell Collins shareowners. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.